ZOETIS INC.

100 Campus Drive

Florham Park, New Jersey 07932

September 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Zoetis Inc.

Form S-4

Filed September 13, 2013

File No. 333-191170

Ladies and Gentlemen:

Set forth below is the response of Zoetis Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2013, with respect to the Registration Statement referenced above (the “Registration Statement”).

For your convenience, I have set forth below the Staff’s comment as set forth in the September 19, 2013 letter, followed by the Company’s response thereto.

General

1.	We note that you are registering senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Concurrently with the submission of this letter, the Company filed with the Commission via EDGAR a supplemental letter that is responsive to the Staff’s comment.

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Securities and Exchange Commission

September 20, 2013

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Please do not hesitate to contact me at (973) 822-7000 with any questions or comments regarding the foregoing.

Very truly yours,

ZOETIS INC.

By:	/s/ Heidi C. Chen
Name:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP